UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 3

Under the Securities Exchange Act of 1934

Biolase, Inc.

‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾

(Name of Issuer)

Common Shares, $0.001 par value

‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾

(Title of Class of Securities)

090911108

‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾

(CUSIP Number)

Copy to: Robert L. Lawrence, Esq. Kane Kessler, P.C. 1350 Avenue of the Americas, 26th Floor New York, New York 10019 (212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2014

‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

1	NAME OF REPORTING PERSON Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 4,195,237 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,195,237 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,195,237 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON* PN

2

1	NAME OF REPORTING PERSON Oracle Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 599,194 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 599,194 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 599,194 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON* PN

3

1	NAME OF REPORTING PERSON Oracle Ten Fund Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,310,952 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,310,952 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,310,952 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON* OO

4

1	NAME OF REPORTING PERSON Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 4,794,431 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,794,431 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,794,431 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON* OO

5

1	NAME OF REPORTING PERSON Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,310,952 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,310,952 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,310,952 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON* CO

6

1	NAME OF REPORTING PERSON Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 6,105,383 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 6,105,383 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,105,383 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON* IN

7

Item 1. Security and Issuer.

This Amendment No. 3 (the “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission on November 22, 2013, as previously amended by Amendment No. 1, filed on December 20, 2013, and Amendment No. 2, filed on February 13, 2014(the “Original Schedule 13D,” and collectively with the Amendment, the “Statement”) with respect to the shares of common par value $0.001 per share (“Common Stock” or the “Shares”) of Biolase, Inc. (the “Issuer”), whose principal executive offices are located at 4 Cromwell, Irvine, CA 92618.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended by the addition of the following:

The Reporting Persons are long-term investors and beneficial owners of approximately 16.4% of the outstanding Common Stock of the Issuer, which the Reporting Persons believe makes them the Issuer’s largest shareholder. As such, the Reporting Persons have significant concerns regarding both the operations and strategic direction of the Company, a number of which the Reporting Persons have expressed to the Issuer in the past.

There is now additional concern over a breakdown in corporate governance apparently engineered by the Chairman and CEO, Federico Pignatelli, in a blatant attempt to entrench himself and certain Board members who support him.

The Issuer announced in a press release on March 3, 2014 (the “March 3 Release”) that on, February 28, 2014, two current Board members, Dr. Alexander K. Arrow and Dr. Sam Low tendered their resignations as directors of the Company, and that two independent new directors, Mr. Jeffrey M. Nugent and Mr. Paul N. Clark, were appointed by the Board to fill the two vacancies created by Drs. Arrow’s and Low’s resignations. The Issuer publicly announced in the March 3 Release that the Board consists of six directors. Contrary to its own March 3 Release, on March 6, 2014, the Issuer filed a Current Report on Form 8-K (the “March 6 Form 8-K”) with the Securities and Exchange Commission (the “SEC”) reporting the appointments of Messrs. Clark and Nugent to the Board, but claiming the size of the Board somehow to be increased to eight members because Mr. Pignatelli claims after-the-fact not to have accepted the resignations of Drs. Arrow (who as the Issuer’s President and COO is not considered independent) and Low. However, under both the Issuer’s own Bylaws and as a matter of Delaware law, director resignations become effective immediately and are effective whether or not accepted by the Company or the Board. Since the vacancies created by Drs. Arrow’s and Low’s resignations were subsequently filled by Messrs. Clark and Nugent, as disclosed in both the March 3 Release and the March 6 Form 8-K, there were no Board vacancies remaining to which Drs. Arrow and Low could be reappointed. Any expansion of the Board from six to eight members and any reappointment of Drs. Arrow and Low require action by a majority of the Board of Directors, and subsequent disclosure of such actions in a Form 8-K filing with the SEC, neither of which, to the Reporting Persons knowledge, has occurred. Rather, what seems to have occurred is a manipulation of the Board at the behest of the Issuer’s Chairman and Chief Executive Officer, Federico Pignatelli, in a misguided effort to protect his position as Chairman and CEO.

On March 7, 2014, one of the Reporting Persons and a record stockholder of the issuer’s Common Stock, Oracle Partners, L.P. (“Oracle Partners”), delivered a letter to the Issuer notifying it that Oracle Partners nominated and will seek to elect four (4) persons as nominees (the “Nominees”) to the Issuer’s Board of Directors at the Issuer’s 2014 Annual Meeting of Stockholders (the “Annual meeting”). All of Oracle Partners’ Nominees are highly qualified and have the requisite set of skills to serve as a Board member of the Issuer and would be considered independent directors. In fact, three of the four Nominees, Mr. Paul N. Clark, Mr. Jeffrey M. Nugent and Dr. Frederic H. Moll, are current independent directors who, in addition to their high qualifications, would allow for a degree of continuity on the Issuer’s Board.

8

Accordingly, Oracle Partners has nominated four Nominees based on the Board of Directors’ legal size of six (6) directors, as set forth in the March 3 Release. In the event the number of directors is increased beyond six, Oracle Partners reserves the right to nominate such number of additional persons as directors to fill any vacancies created by the increase or to fill any additional positions on the Board which the Issuer’s stockholders shall vote on at the Annual Meeting. Oracle Partners also stated that it may enter into enter into arrangements with one or more of its Nominees regarding various matters, including arrangements with respect to compensation, indemnification and expense reimbursement. Oracle Partners additionally reserved the rights, in the event any of its Nominees is unable to serve for any reason, to nominate a replacement Nominee.

On March 11, 2014, Oracle Partners issued a press release with respect to the submission of its Nomination Notice. The press release is attached to this Amendment as Exhibit 99.1 and is incorporated herein by reference.

Set forth below is certain biographical information with respect to each of the Nominees.

Paul N. Clark, 67, has served as a member of the Board of Directors of the Company since February 2014. Mr. Clark has been a Strategic Advisory Board member of Genstar Capital, LLC since August 2007 and was an Operating Partner from August 2007 to January 2013. Genstar Capital LLC is a middle market private equity firm that focuses on investments in selected segments of life sciences and healthcare services, industrial technology, business services and software. Prior to that, Mr. Clark was the Chief Executive Officer and President of ICOS Corporation, a biotherapeutics company, from June 1999 to January 2007, and the Chairman of the Board of Directors of ICOS from February 2000 to January 2007. From 1984 to 1998, Mr. Clark worked in various capacities for Abbott Laboratories, a health care products manufacturer, including President of the Pharmaceutical Products Division and retired from Abbott Laboratories as Executive Vice President and a board member. His previous experience included senior positions with Marion Laboratories, a pharmaceutical company, and Sandoz Pharmaceuticals (now Novartis Corporation), a pharmaceutical company. Mr. Clark currently serves as a director of Agilent Technologies, Inc. and Catalent Pharma Solutions, Inc. During the past five years Mr. Clark also served on the boards of directors of Amylin Pharmaceuticals, Inc. and Talecris Biotherapeutics Holding Corp. During the course of his career, Mr. Clark has also served on the boards of directors of other publicly-traded companies, including Abbot Laboratories and ICOS Corporation. Mr. Clark holds a B.S. in Finance from the University of Alabama and a M.B.A. from Dartmouth College.

Based upon Mr. Clark’s significant experience in the pharmaceutical and biotechnology industries, including his experience serving in senior management positions with ICOS Corporation (where he served as Chief Executive Officer and President), Abbott Laboratories, Marion Laboratories and Sandoz Pharmaceuticals, and his considerable public company director experience, Oracle believes that Mr. Clark has the requisite set of skills to serve as a Board member of the Company or to lead any of the committees of the Board. In addition, Mr. Clark brings significant experience on company management and governance issues and practices that are important to the Company’s corporate governance and the Board’s review of strategic alternatives.

9

Jeffrey M. Nugent, 67, has served as a member of the Board of Directors of the Company since February 2014. Mr. Nugent is the Founder of Precision Dermatology, Inc., a privately held dermatology therapeutics company that was recently acquired by Valeant Pharmaceuticals International, Inc.  Mr. Nugent served as its President and CEO from December 2010 until February 2013 and Senior Advisor from February 2013 until June 2013.  He served as Interim President and CEO of Ascension Orthopedics, Inc., an orthopedic extremeties company, from August 2008 until January 2009, and as director from January 2009 until it was acquired by Integra LifeSciences Corporation in September 2011.  From May 2007 to June 2009, Mr. Nugent served as the President and CEO of Ventus Medical, Inc., a medical device company focused on the development of a treatment for obstructive sleep apnea.  From January 2005 to May 2007, Mr. Nugent served as President and CEO of Insight Pharmaceuticals LLC, a manufacturer and marketer of leading non-prescription medications.  From 1999 to 2002, Mr. Nugent served as President, CEO and a director of Revlon, Inc., a publicly traded beauty care company. Mr. Nugent previously held a number of senior management positions within Johnson & Johnson for 25 years in R&D, operations, marketing and finance, including serving as Worldwide President and CEO of Neutrogena Corp. from the time of its acquisition in 1994 until 1999.  Mr. Nugent served on the Board of Directors of Bioform Medical, Inc., a publicly traded dermatology company, from February 2009 until its acquisition by Merz Pharmaceutical in February 2010.  Mr. Nugent also serves on the boards of directors of several privately-held medical device companies.

Based upon Mr. Nugent’s significant experience as a senior executive at several privately held medical device companies, his experience as the CEO of a publicly-traded company and his current services as a director of the Company, Oracle believes that Mr. Nugent has the requisite set of skills to serve as a Board member of the Company or to lead any of the committees of the Board. In addition, Mr. Nugent brings significant experience on company management and governance issues and practices that are important to the Company’s corporate governance and the Board’s review of strategic alternatives.

Frederic H. Moll, 62, has served as a member of the Company’s Board of Directors since June 2013 and is a member of the Board’s Compensation Committee. Dr. Moll is currently the Chairman and Chief Executive Officer of Auris Surgical Robotics, Inc., an ophthalmic robotics company. Dr. Moll co-founded Hansen Medical, Inc., a medical robotics company, in September 2002, served as its Chief Executive Officer through June 2010, and served on its board of directors through May 2012. In November 1995, Dr. Moll co-founded Intuitive Surgical, Inc., a medical device company, and served as its first Chief Executive Officer and later, its Vice President and Medical Director until September 2003. In 1989, Dr. Moll co-founded Origin Medsystems, Inc., a medical device company, which later became an operating company within Guidant Corporation, a medical device company, following its acquisition by Eli Lilly in 1992. Dr. Moll served as Medical Director of Guidant’s surgical device division until November 1995. Dr. Moll holds a B.A. from the University of California, Berkeley, an M.S. from Stanford University and an M.D. from the University of Washington School of Medicine. Dr. Moll has also served on the Board of Directors of MAKO Surgical Corp., a public medical device company, since 2007. Dr. Moll also serves on several private medical device companies.

Based upon Dr. Moll’s leadership experience in the medical device industry, his long career as an executive of a publicly-traded company, his medical background, and his current services as a director of the Company, Oracle believes that Mr. Moll has the requisite set of skills to serve as a Board member of the Company or to lead any of the committees of the Board. In addition, Mr. Moll brings significant experience on company management and governance issues and practices that are important to the Company’s corporate governance and the Board’s review of strategic alternatives.

10

Eric Varma, M.D., 32, has been a Partner at Oracle Investment Management, Inc., one of the Reporting Persons, which is a fundamental research driven investment management company that is exclusively focused on the global healthcare and bioscience industries, since 2009. Prior to joining Oracle Investment Management, Dr. Varma worked at Leerink Swann, the Boston Consulting Group, and the Food and Drug Administration. Dr. Varma has served on the Board of Directors of Vermillion, Inc., a multivariate diagnostics company focused on gynecologic cancers and women's health, since 2013 and is the Chair of its Compensation Committee. Dr. Varma received his B.A. from the University of California Berkeley, M.D. from the Albert Einstein College of Medicine, and M.B.A. from the MIT Sloan School of Management.

Based upon Dr. Varma’s experience healthcare and bioscience industries, his financial and commercial experience in the healthcare and bioscience industries and his experience on the board of another public healthcare company, Oracle believes that Dr. Varma has the requisite set of skills to serve as a Board member of the Company or to lead any of the committees of the Board.

Item 7.  Material to be Filed as Exhibits.

99.1	Press Release of Oracle Partners, dated March 11, 2014.

11

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 11, 2014

ORACLE PARTNERS, L.P.

By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry N. Feinberg

Larry N. Feinberg, Managing Member

ORACLE INSTITUTIONAL PARTNERS, L.P.

By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry N. Feinberg

Larry N. Feinberg, Managing Member

ORACLE TEN FUND MASTER, L.P.

By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry N. Feinberg

Larry N. Feinberg, Managing Member

ORACLE ASSOCIATES, LLC

By: /s/ Larry N. Feinberg

Larry N. Feinberg, Managing Member

ORACLE INVESTMENT MANAGEMENT, INC.

By: /s/ Larry N. Feinberg

Larry N. Feinberg, Managing Member

/s/ Larry N. Feinberg

Larry N. Feinberg, Individually

12